SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

HEALTHCARE TRUST, INC.
(Name of Subject Company)

MACKENZIE BLUE RIDGE FUND III, LP, MPF NORTHSTAR FUND, LP, MPF NORTHSTAR FUND 2, LP, MACKENZIE NORTHSTAR FUND 3, LP, MACKENZIE BADGER ACQUISITION CO. 4, LLC, MACKENZIE NORTHWEST FUND, LP, AHY INSTITUTIONAL INVESTORS, LTD., MPF BLUE RIDGE FUND I, LLC, MPF BLUE RIDGE II, LLC, MPF DEWAAY PREMIER FUND 2, LLC, MPF DEWAAY PREMIER FUND 3, LLC, MPF FLAGSHIP FUND 12, LLC, MPF FLAGSHIP FUND 13, LLC, MPF FLAGSHIP FUND 14, LLC, MACKENZIE FLAGSHIP FUND 15, LLC, MPF DEWAAY FUND 7, LLC, MP INCOME FUND 12, LLC, MPF OPPORTUNITY FUND, LP, COASTAL REALTY BUSINESS TRUST, AND MACKENZIE CAPITAL MANAGEMENT, LP
(Bidders)
SHARES OF COMMON STOCK
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Capital Management, LP	MacKenzie Capital Management, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

	Transaction	Amount of
	Valuation*	Filing Fee

	$7,000,000	$704.90
*	For purposes of calculating the filing fee only. Assumes the purchase of 500,000 Units at a purchase price equal to $14 per Unit in cash.

[ ]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration Number:
Filing Party:
Date Filed:

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third party tender offer subject to Rule 14d-1.
[ ]	issuer tender offer subject to Rule 13e-4.
[ ]	going private transaction subject to Rule 13e-3
[ ]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MacKenzie Blue Ridge Fund III, LP, MPF Northstar Fund, LP, MPF Northstar Fund 2, LP, MacKenzie Northstar Fund 3, LP, MacKenzie Badger Acquisition Co. 4, LLC, MacKenzie Northwest Fund, LP, AHY Institutional Investors, Ltd., MPF Blue Ridge Fund I, LLC, MPF Blue Ridge II, LLC, MPF DeWaay Premier Fund 2, LLC, MPF DeWaay Premier Fund 3, LLC, MPF Flagship Fund 12, LLC, MPF Flagship Fund 13, LLC, MPF Flagship Fund 14, LLC, Mackenzie Flagship Fund 15, LLC, MPF DeWaay Fund 7, LLC, MP Income Fund 12, LLC, MPF Opportunity Fund, LP, and Coastal Realty Business Trust (collectively the "Purchasers") to purchase up to 500,000 shares of common stock (the "Shares")  in Healthcare Trust, Inc. (the "Corporation"), the subject company, at a purchase price equal to $14 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") dated August 15, 2016 (the "Offer Date") and the related Assignment Form, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.  Any dividends paid after September 29, 2016, or such other date to which this Offer may be extended (the "Expiration Date"), by the terms of the Offer and as set forth in the Assignment Form, would be assigned by tendering Shareholders to the Purchasers.  MacKenzie Capital Management, LP is named as a bidder herein because it is deemed to control the Purchasers, but is otherwise not participating in the offer described in this schedule.

Tender of Shares will include the tender of any and all securities into which the Shares may be converted and any securities distributed with respect to the Shares from and after the Offer Date.  Purchasers are entitled to all proceeds that are paid after the Expiration Date from or as a result of any claim, litigation, class or derivative action brought by or for the benefit of the tendering Shareholders with respect to the transferred Shares, regardless of when the claims asserted and such action accrued.

The Corporation had 45,332 holders of record owning an aggregate of 87,204,088 Shares as of February 29, 2016 and April 30, 2016, respectively, according to its Annual Report on Form 10-K for the fiscal year ending December 31, 2015 and Quarterly Report on Form 10-Q for the quarter ending March 31, 2016, respectively.  The Purchasers and their affiliates currently beneficially own 1,360 Shares, or less than 0.1% of the outstanding Shares.  The 500,000 Shares subject to the Offer constitute 0.57% of the outstanding Shares.  Consummation of the Offer, if all Shares sought are tendered, would require payment by the Purchasers of up to $7,000,000 in aggregate purchase price, which the Purchasers intend to fund out of their current working capital.

The address of the Corporation's principal executive offices is 405 Park Avenue, 14th Floor, New York, New York 10022, and its phone number is (212) 415-6500.

The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12. Exhibits.

(a)(1)	Offer to Purchase dated August 15, 2016

(a)(2)	Assignment Form

(a)(3)	Form of Letter to Shareholders dated August 15, 2016
(a)(4)	Form of advertisement in Investor's Business Daily
(b)- (h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2016

MacKenzie Blue Ridge Fund III, LP, MPF Northstar Fund, LP, MPF Northstar Fund 2, LP, MacKenzie Northstar Fund 3, LP, MacKenzie Badger Acquisition Co. 4, LLC, MacKenzie Northwest Fund, LP, AHY Institutional Investors, Ltd., MPF Blue Ridge Fund I, LLC, MPF Blue Ridge II, LLC, MPF DeWaay Premier Fund 2, LLC, MPF DeWaay Premier Fund 3, LLC, MPF Flagship Fund 12, LLC, MPF Flagship Fund 13, LLC, MPF Flagship Fund 14, LLC, Mackenzie Flagship Fund 15, LLC, MPF DeWaay Fund 7, LLC, MP Income Fund 12, LLC, MPF Opportunity Fund, LP, Coastal Realty Business Trust
By: MacKenzie Capital Management, LP, Manager/General Partner/Trustee

By:	/s/ Chip Patterson
Chip Patterson, Managing Director

MACKENZIE CAPITAL MANAGEMENT, LP

By: /s/ Chip Patterson
Chip Patterson, Managing Director